June 29, 2007

Shareholders and Board of Directors
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074

Re:	Stone Mountain Resources, Inc.

Dear Sir/Madam:

This letter hereby serves as my notification to the shareholders and directors of Stone Mountain Resources, Inc. of my resignation, effective immediately, from my position as a President, Chief Executive Officer and Chairman of the Board of Directors of Stone Mountain Resources, Inc. This resignation is not due to a disagreement with Stone Mountain Resources, Inc. on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ Peter Dodge
PETER DODGE